December 13, 2010

United States Securities and Exchange Commission
 Washington, D.C. 20549

Re: NRM Investment Co.
Registration No. 2-66073
Acc-no: 0001188112-10-003322
Ladies and Gentlemen:

On December 10, 2010, NRM Investment Co. (“the Company”) filed its post-effective amendment 38 with the SEC seeking effectiveness under Rule 485(a) 60 days after the filing. The purpose of the filing was to respond to SEC staff comments regarding the Company’s filing of amendment 37 on October 29, 2010. That filing also requested an effective date of 60 days. SEC’s comments related chiefly to N1-a Items 2-8 of the October filing. The Company has made changes reflecting the comments all of which are included in amendment 38. Accordingly, the Company now requests that the effectiveness of amendment 38 be accelerated to December 30, 2010.

The Company recognizes that disclosure in the filing is the responsibility of the Company. The Company represents to the SEC that should the SEC or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Company further acknowledges, that the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,
/s/ Edward Fackenthal
Edward Fackenthal
Counsel and Assistant Secretary